Exhibit 4.38

Share purchase agreement between Cemig GT and Vale

On December 19, 2013 Cemig GT and Vale S.A. signed commercial and stockholding documents for creation of the company Aliança Geração de Energia S.A. (Aliança), to be a platform for consolidation of generation assets held by the parties in generation consortia, and investments in future electricity generation projects.

The two parties will subscribe their shares in Aliança in the form of their holdings in the following generation assets: Porto Estrela, Igarapava, Funil, Capim Branco I and II, Aimorés, and Candonga. With these assets the new company will have installed hydroelectric generating capacity in operation of 1,158 MW (652 average MW), among other generation projects. Vale will hold 55%, and Cemig GT 45%, of the total capital of this new company.

The interest of Cemig GT has been valued at R$ 2.030 billion. The association increases Cemig GT’s potential to generate new business and maximize profit, due to the combination of the two companies’ experiences in operational, financial and project management.

Cemig GT will also acquire, for approximately R$ 206 million, 49% of the future company Aliança Norte Energia Participações S.A., which will own the 9% interest owned by Vale in Norte Energia S.A. (the Belo Monte hydroelectric plant).

The acquisition price, corresponding to the capital injections made by Vale up to December 31, 2013, will be paid at sight on the closing date, adjusted by the IPCA inflation index. With the acquisition Cemig GT becomes the indirect holder of a further 4.41% of Norte Energia, representing an installed generation capacity of 495.39 MW (201 average MW).